Filed by Banknorth Group, Inc.
(Commission File No. 001-31251)

Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
(Commission File No. 001-31251)

Date: November 15, 2004

     This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. and other documents filed by TD Bank Financial Group and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, TD Bank Financial Group and Banknorth Group, Inc. filed a combined registration statement on Form F-4 and S-4 containing a preliminary proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the preliminary proxy statement/prospectus regarding the transaction and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

     TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004 and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004. Information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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     The following is a presentation from the Merrill Lynch Banking & Financial Services Investors Conference and is being posted on Banknorth’s website.

***

Ed Clark President and CEO TD Bank Financial Group Merrill Lynch Banking & Financial Services Investors Conference November 15th, 2004 Bill Ryan Chairman, President and CEO Banknorth Group, Inc.

Forward Looking Statements This filing contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies' plans, objectives, expectations and intentions and other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," "and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group's and Banknorth Group, Inc.'s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.'s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group's and Banknorth Group, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. and other documents filed by TD Bank Financial Group and Banknorth Group, Inc.'s with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov). This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, TD Bank Financial Group and Banknorth Group, Inc. filed a combined registration statement on Form F-4 and S-4 containing a preliminary proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the preliminary proxy statement/prospectus regarding the transaction and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517. TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004 and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004. Information regarding Banknorth Group, Inc.'s directors and executive officers is available in Banknorth's proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Wholesale P&C WM YTD 2004 481 1097 301 Who is TD? 3rd largest bank in Canada with a market capitalization of C$31.4 / US$26.3 billion and C$312 billion in total assets Three main business segments: Personal & Commercial Wholesale Wealth Net Income1 = C$2.1B YTD 2004 Personal and Commercial Banking #1 market share in most retail products 10 million customers, including 4.5 million telephone and internet customers Over 1,000 branches across Canada About 2,700 automated banking machines Wealth Management C$121 billion in AUM and C$295 billion in AUA TD Waterhouse - #1 discount brokerage in Canada TD Waterhouse USA - top 5 discount brokerage in the US, 150 branches Wholesale Banking Leading Canadian full service corporate and investment bank Serving corporate, government and institutional clients globally 1. Before the amortization of intangibles

Focus On Return TD - Strategy Reward management on economic profit growth Shift business mix to higher P/E businesses Disciplined capital allocation to higher return businesses Superior return on risk-weighted assets Re-invest In Fundamental Businesses Create Strategic Choices Organic growth opportunities: Personal & Commercial Build a better bank and grow under-penetrated businesses Wealth Build advice-based channels and organically grow TD Waterhouse USA Wholesale Grow Canadian full service investment bank and expand in niche global capital markets Re-deploying surplus capital with a balance between: High return add on investments Return of capital Adding long-term strategic strength and optionality

Investing in New Avenues of Growth TD's position in Canada: Leadership position Solid organic growth opportunities Limited availability of add-on acquisitions like Liberty Insurance and Laurentian Bank branches TD's position in the U.S. TD Waterhouse USA has great organic growth opportunities Our ability to pursue opportunities for scale continue Large, comparatively fragmented growth market TD knows retail/commercial banking - it is an area where we can add value Moves TD toward greater retail mix Why a U.S. Retail / Commercial Bank? TD recognizes the U.S. market is different from the Canadian market - strong local management is key

Strong Management and Business Model Strong management team Forbes named Banknorth the Best Managed Bank in America 24 bank acquisitions since 1989 Prudent operating style Attractive franchise with solid market share #1 combined market share in Maine, New Hampshire, and Vermont, #5 in Massachusetts and #6 in Connecticut Significant expansion opportunities in the U.S. Northeast Banknorth is a growth vehicle Operating1 net income 5-year CAGR - 13.4% Total return to shareholder 5-year CAGR - 13.2% Why Banknorth? Continues TD's history of acquiring companies with strong management and allowing their businesses to flourish 1. Excluding merger and acquisition costs

Structured for Growth Allows for acquisition of a franchise with critical mass Allows for the transaction to be immediately accretive Allows TD to continue doing larger accretive acquisitions Supports Banknorth's and TD's growth strategies Maintains strong local acquisition currency Supports retention and motivation of best in class management Banknorth, with TD's backing, can step up size of future expansion TD capital ratios remain strong with significant on-going capital generation Why This Structure Works

Board Composition Corporate Governance TD initially adds up to 5 members to Banknorth Board Any Board action requires vote of TD nominees TD has right to appoint a majority of Board TD Ownership Level TD can buy up to 66 2/3% TD has right of first refusal to contribute additional capital when Banknorth raises capital subject to 66 2/3% cap TD has rights to maintain ownership level in connection with future Banknorth share issuance Possible Acquisition Of 100% Of Shares In subsequent years, TD can bid for remaining publicly held shares, subject to approval by independent directors and unaffiliated Banknorth shareholders in the first five years and to approval by independent directors or unaffiliated Banknorth shareholders after first five years.

8/24/2004 35.19 8/25/2004 34.17 8/26/2004 33.35 8/27/2004 34.16 8/30/2004 34.52 8/31/2004 34.78 9/1/2004 34.84 9/2/2004 34.69 9/3/2004 35.04 9/6/2004 35.04 9/7/2004 35.51 9/8/2004 35.29 9/9/2004 35.51 9/10/2004 35.47 9/13/2004 35.79 9/14/2004 35.66 9/15/2004 35.2 9/16/2004 35.84 9/17/2004 35.92 9/20/2004 35.83 9/21/2004 36.33 9/22/2004 36.61 9/23/2004 36.62 9/24/2004 36.57 9/27/2004 36.31 9/28/2004 36.05 9/29/2004 36.35 9/30/2004 36.29 10/1/2004 36.96 10/4/2004 36.96 10/5/2004 37.3 10/6/2004 37.43 10/7/2004 37.36 10/8/2004 37.84 10/11/2004 37.61 10/12/2004 38.11 10/13/2004 38.29 10/14/2004 38.54 10/15/2004 39.24 10/18/2004 38.82 10/19/2004 38.57 10/20/2004 38.78 10/21/2004 39 10/22/2004 39.01 10/25/2004 38.81 10/26/2004 39.07 10/27/2004 39.14 10/28/2004 39.74 10/29/2004 40.18 11/1/2004 39.62 11/2/2004 39.74 11/3/2004 39.97 11/4/2004 39.95 11/5/2004 40.33 11/8/2004 40.26 TD Price Appreciation Enhances Valuation TD's Share Price On The NYSE Up 14% Since Announcement August 24, 2004 to November 8, 2004 US$40.001 per share (60% cash / 40% TD stock) Announced valuation of 51% stake sold to TD: US$42.56 per share (60% cash / 40% TD stock) Implied valuation of 51% stake based on TD stock at US$40.26 (closing price of TD stock on the NYSE on November 8, 2004): Each share of Banknorth will be exchanged for: 0.2351 TD shares, plus US$12.24 cash, plus 0.49 TD Banknorth shares 1. Based on the average price for a TD common share over a measuring period prior to the announcement of the transaction.

Banknorth - New Growth Platform Banknorth: best in class management, excellent record of value creation, great operators, motivated for future growth Banknorth: a scale franchise in attractive markets Banknorth: acquisition strategy into attractive Northeast markets continues -- TD can both fund and assist Banknorth's move to next level Structure supports TD's strategy, while deploying some excess capital and retaining strategic and financial flexibility Geographically diversifies TD's earnings and increases retail mix Immediately accretive to earnings and acceptable initial financial return without reliance on synergies Upside potential through follow on accretive acquisitions and operational synergies

Illustrative Business Segment Earnings Retail TDCT 381 TDW 80 TDS 133 Retail TDCT 381 TDW 80 TDS 133 TDB 66 TD Net Income1 TD + Banknorth Net Income2 1. TD segment Q3/04 net income 2. TD segment Q3/04 net income plus Banknorth's Q2/04 net income TD Canada Trust TD Securities TD Waterhouse TD Banknorth (Personal & Commercial) (Wealth) (Wholesale) TD Canada Trust TD Securities TD Waterhouse (Personal & Commercial) (Wealth) (Wholesale) (Personal & Commercial)

Bill Ryan Chairman, President and CEO Banknorth Group, Inc.

Who is Banknorth? Best Managed Bank in America - Forbes Magazine, 1/2004 7,700+ employees $31 billion in assets* 1.3 million households Net income at 12/31/03 of $350 million Diversified loan and deposit base with emphasis on retail and commercial banking, investments and insurance Community banking model based on local decision-making and superior service * Pro forma with Boston Fed

Solid Franchise in New England and New York More than 400 branches* and 537 ATMs located in Massachusetts, Connecticut, Maine, New Hampshire, Vermont and New York #1 combined market share in Maine, New Hampshire and Vermont; #5 in Massachusetts and #6 in Connecticut Attractive demographics * Pro forma with Boston Fed

History of Successful Acquisitions Acquisitions are a core competency Banknorth utilizes a disciplined and conservative acquisition model Acquisitions must be accretive in year 1 No revenue enhancements assumed All acquisitions have met or exceeded financial targets Completed 24 bank acquisitions since 1989 10 acquisitions completed since 2000 in high growth markets of Massachusetts and Connecticut

Consistently Strong Performance 10 consecutive years of operating EPS growth Strong profitability, improving consistently: 27% cash ROE 51% cash efficiency ratio Consistent, strong core loan and deposit growth Low-risk fee income growth with emphasis on loan and deposit fees, investment and insurance agency revenue Superior asset quality

Banknorth 5-Year Stock Performance Date BNK Peer Index NASDAQ Bank Index Keefe Bank Index 8/19/1999 100 100 100 100 8/20/1999 101 100.2 100.1 101.4 8/23/1999 101.8 101.7 101.1 104.2 8/24/1999 100.7 101.3 101.2 104.6 8/25/1999 99.3 100.5 100.7 102.1 8/26/1999 98.6 99.6 100.1 99.5 8/27/1999 97.8 98.7 99.6 98.6 8/30/1999 95.7 95.8 96.9 94.9 8/31/1999 95.3 96.5 97.3 95 9/1/1999 95.7 97.6 98 95.4 9/2/1999 93.3 95.6 96.1 93.5 9/3/1999 97.8 98.8 98.1 97.5 9/6/1999 97.8 98.8 98.1 97.5 9/7/1999 96.1 97.5 97.2 94.6 9/8/1999 95.3 97.2 96.4 94.1 9/9/1999 96.3 96.8 96.2 92.8 9/10/1999 96.4 96.8 96.5 93 9/13/1999 95.7 96.7 95.9 92.3 9/14/1999 96.1 95.3 94.7 90.5 9/15/1999 97.5 95.1 95.1 90.3 9/16/1999 96.1 94.1 94 90.2 9/17/1999 93.6 94.6 94.2 90.8 9/20/1999 93.3 93.8 94.1 90.4 9/21/1999 91.8 92.4 92.7 88.2 9/22/1999 92.2 92.6 92.7 88.4 9/23/1999 93.3 92.5 92.5 88.3 9/24/1999 93.6 93.2 93.1 90 9/27/1999 95 93.7 92.6 88.2 9/28/1999 92.5 93.7 92.4 88.8 9/29/1999 93.6 94.3 92.9 87.6 9/30/1999 94.3 94.4 94.3 90 10/1/1999 93.8 93.8 93.9 89.2 10/4/1999 96.8 97.1 95.8 92.2 10/5/1999 96.4 96.8 95.6 92.1 10/6/1999 98.6 98.3 96.9 94.2 10/7/1999 96.1 97.4 95.9 92.7 10/8/1999 98.6 99.5 97.5 94.7 10/11/1999 97.5 99.1 97.1 93.2 10/12/1999 95 97.8 96.4 91.9 10/13/1999 96.4 96.3 95.3 88.9 10/14/1999 95.7 95.7 94.9 88.7 10/15/1999 93.3 93.7 93.2 84.9 10/18/1999 94.3 94.9 93.1 87.1 10/19/1999 98.6 95.8 94 90.3 10/20/1999 98.2 97 94.9 92.7 10/21/1999 98.2 96.1 94.6 93 10/22/1999 100 98 96.2 96.7 10/25/1999 97.8 97.6 96 95.4 10/26/1999 98.6 97.9 95.7 95.1 10/27/1999 102.1 100.3 97.1 99.9 10/28/1999 104.9 105.1 100.3 106.2 10/29/1999 107.8 104.5 100.9 105.7 11/1/1999 107.1 104.2 101.1 104.5 11/2/1999 107.1 105.3 101.6 104.8 11/3/1999 108.5 104.9 101.7 103.1 11/4/1999 109.5 105.8 102.2 104.6 11/5/1999 110.3 106.6 102.9 106 11/8/1999 108.1 105.7 102.6 105.9 11/9/1999 104.9 104.3 101.8 103.5 11/10/1999 103.2 103.6 101.5 102 11/11/1999 102.1 103.4 100.8 101.4 11/12/1999 103.9 105.1 102 106.1 11/15/1999 104.3 105.6 102.3 106.3 11/16/1999 103.5 106.2 102.9 108.6 11/17/1999 103.2 105 102.3 105.6 11/18/1999 103.5 104.6 102.3 105 11/19/1999 103.9 103.9 102.2 103.9 11/22/1999 102.1 102 100.5 102.9 11/23/1999 101 100.6 99.2 101.3 11/24/1999 99.3 100.6 99 99.9 11/25/1999 99.3 100.6 99 99.9 11/26/1999 99.3 100.3 98.9 100.5 11/29/1999 96.8 98.6 97.5 97.8 11/30/1999 96.1 100 98.9 99 12/1/1999 95.7 99.9 98.4 98.9 12/2/1999 97.2 98.9 98.4 98.3 12/3/1999 98.2 100.7 99.9 101.1 12/6/1999 94.7 97.4 97.7 96.8 12/7/1999 92.5 95.3 96.3 94.8 12/8/1999 89.7 92.7 94.8 92.6 12/9/1999 89.7 92.1 94.7 93.3 12/10/1999 89.3 92.9 95 95.2 12/13/1999 86.5 91.4 94.7 94.1 12/14/1999 86.8 89.6 94 92.4 12/15/1999 87.2 88.7 93.7 91.6 12/16/1999 85.8 87.9 93 90.1 12/17/1999 86.8 87.5 92.4 89.6 12/20/1999 83 86.8 92.1 89.1 12/21/1999 85.1 88.8 93.7 91.5 12/22/1999 85.8 89.2 93.6 91.1 12/23/1999 85.8 89.6 94.3 92.6 12/24/1999 85.8 89.6 94.3 92.6 12/27/1999 83.7 88.2 93.3 90.8 12/28/1999 84.7 87.5 92.7 91.4 12/29/1999 85.8 88.5 93.9 91.9 12/30/1999 84.7 88.5 94.1 92.3 12/31/1999 85.4 88.4 94.8 92.1 1/3/2000 80.1 84.3 91.3 87.8 1/4/2000 79.1 81.2 88.3 84.1 Peer index is an equally weighted index of banks with $15 billion to $60 billion in assets (CMA, MTB, ASO, UB HBAN, ZION, CBSS, CBH, NFB, HIB, CNB, WBS, ASBC)

An opportunity to realize value..... A Winning Proposition US$40.00 per share for 51% of Banknorth shares: 26% premium based on $31.70 (8/24/04 close) ......while retaining an interest in a new Banknorth with enhanced growth potential Continuity in Banknorth franchise: Continued emphasis on community bank model Executive management and directors remain No customer disruption Combination with TD will leverage the successful Banknorth business model: TD brings tremendous resources and commitment to the Banknorth growth strategy TD offers an array of sophisticated financial service products Ability to grow loans, deposits and fee income will be enhanced Revenue synergies will be realized over a reasonable period of time

Why TD? A Dynamic Partnership Cultural and strategic fit Improved capital flexibility: Banknorth expected to be a critical growth vehicle for TD The new Banknorth and pro forma TD expect to continue to generate substantial excess capital Continuance of listed security and access to capital will give Banknorth additional flexibility in structuring acquisitions Commitment to growth: There is a great opportunity for continued consolidation in the United States (8,000 U.S. banks and thrifts, 19 Canadian banks) The new Banknorth will be able to contemplate acquisitions of a scale and geographic scope beyond its recent history

Why TD? A Bright Future Potential synergies: Banknorth will be able to offer TD's broad array of products and services to an expanded customer base TD's IT investments may be leveraged by Banknorth Future value potential for Banknorth shareholders Opportunities for growth through future acquisitions Opportunity for subsequent offer by TD to acquire 100% of Banknorth Potential growth in Banknorth earnings based on financial strength and backing of TD

Related Buy-In Transactions Buyer Seller Previous Ownership of Buyer Day Before Adjusted One-Day Premium(1) BNP Paribas BancWest Corporation 45.00% 40.10% 40.10% Allied Irish Banks First Maryland Bancorp 49.90% 57.00% 19.00% HSBC Marine Midland 51.10% 38.9% 25.20% Average 45.30% 28.10% (1) Represents one-day premium adjusted for the target's percentage underperformance relative to the NASDAQ Bank Index from announcement of initial transaction to announcement of buy-in transaction. Source: KBW & Lehman Brothers; pg. 54 of Registration Statement dated 10/4/04.

Why is the TD Deal in the Best Interest of Banknorth Shareholders? Existing shareholders receive a premium for 51% of their shares Banknorth currently pays $0.20/share while TD currently pays approximately $0.30/share Shareholders have opportunity to participate in the further consolidation of the banking industry in the U.S. with a proven management team Opportunity for subsequent offer by TD to acquire 100% of Banknorth in the future

Same Focused Banknorth Strategy - Only More So Focus on the fundamentals in our core businesses Grow core retail deposits Grow consumer and commercial loans Grow insurance and investment businesses Aggressively cross sell banking and non-banking products and services to existing customer base Continue to exploit market disruption in New England Continue acquisition strategy Look for opportunities within New England and beyond Acquisition of Boston Fed ($1.7 billion assets) tentatively scheduled to close in January of 2005 Explore potential revenue and cost saving synergies with TD Bank Financial Group

Ed Clark President and CEO TD Bank Financial Group Merrill Lynch Banking & Financial Services Investors Conference November 15th, 2004 Bill Ryan Chairman, President and CEO Banknorth Group, Inc.